UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Tender offer results and pricing of Senior Notes

Regulated Information

April 4, 2012 - 8:00 a.m. CET

DELHAIZE GROUP ANNOUNCES DEBT TENDER OFFER RESULTS

AND COMPLETES PRICING OF SENIOR NOTES

BRUSSELS, Belgium, April 4, 2012 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today the results of a tender offer to qualifying holders for cash prior to maturity of up to EUR 300 million aggregate principal amount of its outstanding 5.625% Senior Notes due 2014 (the “Notes”), plus accrued and unpaid interest and premium amounts (the “Offer”). Delhaize Group also announced that it has completed the pricing of USD 300 million of Senior Notes due 2019, at an annual coupon of 4.125% (the “New Notes”), to be issued at 99.807% of their principal amount. The net proceeds of the issuance will be used in part to fund Delhaize Group’s repurchase in the Offer. Any remaining net proceeds from the sale of the New Notes are expected to be used for general corporate purposes.

Debt Tender Offer Results

The Offer commenced on March 22, 2012 expired on 2 April 2012 at 4.00 p.m. (London time). EUR 191 067 000 in nominal amount of the Notes were validly offered for sale to Delhaize Group pursuant to the Offer. Delhaize Group has accepted for purchase an aggregate nominal amount of EUR 191 067 000 of the Notes at a purchase price of 108.079 per cent. The purchase price, together with accrued interest, will be paid to qualifying holders whose Notes have been accepted for purchase on or about 10 April 2012. Following completion of the Offer, an aggregate nominal amount of EUR 308 933 000 of the Notes will remain outstanding.

The purpose of the Offer is to manage the debt maturity profile of Delhaize Group. The Offer was made only outside the United States, and no tenders from the United States were accepted. Any Notes purchased by Delhaize Group pursuant to the Offer will be cancelled and will not be reissued or resold.

Issuance of the New Notes

The New Notes will be issued by Delhaize Group, which is currently rated Baa3 by Moody’s Investors Service, Inc. and BBB- by Standard and Poor’s Ratings Services (both with a stable outlook). The New Notes will contain a change of control provision allowing their holders to require Delhaize Group to repurchase the New Notes at 101% of their aggregate principal amount in certain circumstances. In addition to the New Notes that will be issued, Delhaize Group issued EUR 400 million of retail bonds in October 2011 that contained a change of control provision approved by the general meeting of shareholders dated 26 May 2011.

This offering of the New Notes is being made to qualified investors pursuant to an effective registration statement filed by Delhaize Group with the U.S. Securities and Exchange Commission (SEC). The New Notes will not be listed on any stock exchange. The New Notes are expected to be issued on April 10, 2012, subject to customary closing conditions.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of 2011, Delhaize Group’s sales network consisted of 3 408 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues and EUR 475 million (USD 661 million) in net profit (Group share). At the end of 2011, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Chris Farrell: + 32 2 412 75 71

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

DISCLAIMER

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, Delhaize Group’s senior notes or any other securities, nor shall there be any sale of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

» Offer and Distribution Restrictions

The distribution of this announcement in certain jurisdictions may be restricted by law.

Persons into whose possession this announcement comes are required by Delhaize Group, its advisors and its agents to inform themselves about and to observe any such restrictions. This announcement does not constitute an offer to buy or a solicitation of an offer to sell notes, and tenders of notes in the offer will not be accepted from holders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer and either of Delhaize Group’s financial advisors for the offer or any of their respective affiliates is such a licensed broker or dealer in such jurisdictions, the offer shall be deemed to be made by such financial advisor or affiliate (as the case may be) on behalf of Delhaize Group in such jurisdictions.

The Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States. The notes may not be tendered in the offer by any such use, means, instrumentality or facility from or within the United States or by persons located in the United States. Any purported tender of notes in the offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of notes made by a person giving instructions from within the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	April 5, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President